

June 4, 2015

Via E-mail
Philip J. Cavatoni
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 16429
Bristol, Virginia 24209

Re: **Alpha Natural Resources, Inc.**
                  Form 10-K for the Year Ended December 31, 2014
                  Filed February 26, 2015
                  Response Dated May 22, 2015
                  File No. 001-32331

Dear Mr. Cavatoni:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 2. Properties

Coal Reserves, page 48

1.   We note your response to comment 1 from our letter dated April 14, 2015. Please tell us the three-year average realized price per ton and the three-year average cash cost per ton used to determine your 2014 mineral reserves and include these numbers with your future mineral reserve disclosure.

2.   Additionally, please define the term cash cost per ton and include this definition with your future mineral reserve disclosure.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining